

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Daniel Emerson
Executive Vice President and General Counsel
Take-Two Interactive Software, Inc.
110 West 44th Street
New York, NY 10036

> **Re:** **Take-Two Interactive Software, Inc.**
> **Form 10-Q**
> **Exhibit Nos. 10.1 and 10.4**
> **Filed November 6, 2020**
> **File No. 001-34003**

Dear Mr. Emerson:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance